UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number: 000-09489

(Check One): |X| Form 10-KSB |_| Form 20-F    |_| Form 11-K
             |_| Form 10-Q   |_| Form N-SAR

                       For Period Ended: December 31, 2005

                       |_| Transition Report on Form 10-K
                       |_| Transition Report on Form 20-F
                       |_| Transition Report on Form 11-K
                       |_| Transition Report on Form 10-Q
                       |_| Transition Report on Form N-SAR

                        For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full name of registrant: Interlink Global Corporation
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Former name if applicable: Infinity Worldwide Inc.
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Address of principal executive office (Street and number):
6205 Blue Lagoon Drive, Suite 110
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City, state and zip code: Miami, Florida 33126
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PART II -- RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

      State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Company has experienced a delay in completing the information necessary for inclusion in its Annual Report on Form 10-KSB. The Company expects to file the Form 10-KSB within the allotted extension period.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Anastasios N. Kyriakides                            (305) 261-2007
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                Name                               (Area code) Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |_| Yes |X| No

The Form 10-QSB's for the period ended June 30, 2005 and September 30, 2005 have not been filed.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company will have a significant increase in revenue for the year ended December 31, 2005 compared with the year ended December 31, 2004 due to acquisitions and increased sales and marketing efforts.



                          Interlink Global Corporation
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                  (Name of Registrant as Specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  April 1, 2006       By:  /s/ ANASTASIOS N. KYRIAKIDES
                                -----------------------------------------------
                                    Anastasios N. Kyriakides
                                    Chief Financial Officer